82-1544

Hilton Group plc

03 DEC 30 AM 7:21

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

SUPPL

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED (NOTE 3)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	35	18	24	1,755
DAVID MICHELS	35	18	24	1,755
BRIAN WALLACE	35	18	24	1,755

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 DECEMBER 2003 AT 214.50P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD)

3. SHARES PURCHASED PURSUANT TO THE PLAN ON 1 DECEMBER 2003 AT 212P PER SHARE

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